Exhibit 99.1

CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park

Ness-Ziona

Israel

NOTICE OF EXTRAORDINARY GENERAL MEETINGS OF SHAREHOLDERS AND HOLDERS OF
SERIES I WARRANTS AND SERIES K WARRANTS

To Be Held on June 7, 2018

Notice is hereby given that three separate extraordinary general meetings (the “Meetings”) of shareholders of Collplant Holdings Ltd. (the “Company”), of holders of Series I Warrants (the “Series I Warrants”) and holders of Series K Warrants (the “Series K Warrants”, and together with the Series I Warrants, the “Warrants”) of the Company, will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, with (i) the meeting of the Company’s shareholders to be held at 10:00 a.m. Israel time; (ii) the meeting of holders of Series I Warrants to be held at 10:30 a.m. Israel time; and (iii) the meeting of holders of Series K Warrants to be held at 11:00 a.m. Israel time, or at any adjournment.

Information on the Meeting of the Company’s Shareholders and ADS Holders

The meeting of the Company’s shareholders (including ADS holders) (the “Shareholders’ Meeting”) is being called for the following purposes:

1. To approve an arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the Tel Aviv Stock Exchange Ltd. (“TASE”) pursuant to Section 350 of the Israeli Companies Law of 1999 (the “Companies Law”); and

2. To approve an issuance of a pre-paid warrant to purchase ADSs of the Company to Alpha Capital Anstalt.

Shareholders and ADSs holders of record at the close of business on May 8, 2018 are entitled to notice of and to vote at the Shareholders’ Meeting on Proposals No.1 and No.2.

Information on the Meetings of the Company’s Holders of Warrants

Each of the meetings of the Company’s holders of Series I Warrants and holders of Series K Warrants (the “Warrant Holders’ Meeting”) is being called to approve an arrangement between the Company, its shareholders (including ADS holders) and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the TASE pursuant to Section 350 of the Companies Law.

The holders of Series I Warrants and holders of Series K Warrants as of record at the close of business on May 28, 2018 are entitled to notice of and to vote at the applicable Warrant Holders’ Meeting on Proposal No.1 only.

The board of directors recommends the Company’s shareholders and holders of Series I and Series K Warrants to vote in favor of all of the proposals on the agenda of the Meetings, which are described in the attached Proxy Statement.

Sincerely,

David Tsur
Chairman of the board of directors

May 3, 2018

CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park

Ness-Ziona

Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETINGS OF SHAREHOLDERS AND HOLDERS OF
SERIES I WARRANTS AND SERIES K WARRANTS

The enclosed proxy is being solicited by the board of directors of Collplant Holdings Ltd. (the “Company”) for use at the Company’s three separate extraordinary general meetings of the Company’s shareholders and of holders of Series I Warrants (the “Series I Warrants”) and Series K Warrants (the “Series K Warrants”, and together with the Series I Warrants, the “Warrants”) of the Company, to be held on June 7, 2018, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, with (i) the meeting of the Company’s shareholders to be held at 10:00 a.m. Israel time; (ii) the meeting of holders of Series I Warrants to be held at 10:30 a.m. Israel time; and (iii) the meeting of holders of Series K Warrants to be held at 11:00 a.m. Israel time, or at any adjournment (the “Meetings”).

Information on the Meeting of the Company’s Shareholders (including ADS Holders)

Agenda Items

The meeting of the Company’s shareholders (including holders of American Depositary Shares (“ADSs”) (the “Shareholders’ Meeting”) is being called for the following purposes:

1. To approve an arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the Tel Aviv Stock Exchange Ltd. (“TASE”) pursuant to Section 350 of the Israeli Companies Law of 1999 (the “Companies Law”); and

2. To approve an issuance of a pre-paid warrant to purchase ADSs of the Company to Alpha Capital Anstalt.

Board Recommendation

The Company’s board of directors unanimously recommends that you vote “FOR” the proposals.

Who Can Vote

Shareholders and ADSs holders of record at the close of business on May 8, 2018 (the “Shareholders’ Record Date”), are entitled to notice of and to vote at the Shareholders’ Meeting on Proposals No.1 and No.2.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon as depositary, (“BNY Mellon”), and the holders of the Company’s ADSs (the “Deposit Agreement”), BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

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Shareholders registered in the Company's shareholders' register in Israel, and shareholders who hold ordinary shares through members of the TASE, may vote through the attached proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy to the Company's offices, so that it is received by the Company no later than four hours prior to the scheduled date of the Shareholders' Meeting. Shareholders registered in the Company's shareholders' register in Israel, and shareholders who hold ordinary shares through members of the TASE who vote their ordinary shares by proxy card, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as applicable. Shareholders who hold ordinary shares through members of the TASE and intend to vote their ordinary shares either in person or by proxy card must also deliver the Company, no later than four hours prior to the scheduled date of the Meeting, an ownership certificate confirming their ownership of the Company’s ordinary shares on the Shareholders Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold ordinary shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions on electronic voting from the TASE member through which you hold your ordinary shares.

Proxies and voting instructions cards are being distributed to shareholders and ADS holders on or about May 5, 2018 and May 14, 2018, respectively. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the Shareholders’ Meeting. If within half an hour from the time appointed for the Shareholders’ Meeting a quorum is not present, the Shareholders’ Meeting shall be adjourned to the same day next week following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the board of directors in a notification to the shareholders. If a quorum is not present at the adjourned Shareholders’ Meeting within half an hour from the time appointed for such adjourned Shareholders’ Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Shareholders’ Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of Proposal No.1 requires the affirmative vote of at least a three fourths (75%) majority of the votes of shareholders and ADSs holders present and voting on the matter, provided that such a majority does not include shareholders or ADS holders who also hold Series I Warrants and/or Series K Warrants whose value in the aggregate exceeds 70% of the value of the ordinary shares or ADSs held by such shareholders or ADSs holders. For this purpose, the value of the ordinary shares, ADSs and Series I and Series K Warrants will be calculated as the product of (i) the number of ordinary shares, ADSs and Series I and Series K Warrants, as applicable, held by such holder on the Shareholder Record Date; and (ii) the average closing price of the ordinary shares, ADSs, Series I and Series K Warrants, as applicable, during the 30 trading days preceding the date of this Proxy Statement (i.e. USD 6.07 per ADS; NIS 0.39607 per ordinary share; NIS 0.6 per Series I Warrant; and NIS 0.3313 per Series K Warrant).

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Each shareholder and ADSs holder that attends the Shareholders’ Meeting in person shall, prior to exercising such shareholder’s or ADS’ voting rights at the Shareholders’ Meeting, advise the Company whether or not it holds Series I Warrants and/or Series K Warrants as well as the number of such Warrants held by it. Each shareholder or ADS holder that delivers a signed proxy or voting instruction card must indicate on the proxy or voting instruction card, as applicable, whether or not it holds Series I Warrants and/or Series K Warrants and the number of such Warrants held by it. Shareholders or ADSs holders who do not so indicate will not be eligible to vote their ordinary shares and ADSs as to Proposal No.1.

The approval of Proposal No.2 requires the affirmative vote of at least a majority of the voting power of the shareholders represented at the Shareholders’ Meeting, in person or by proxy, and voting on the matter presented, provided that such majority vote at the Shareholders’ Meeting shall include at least a majority of the total votes of shareholders who are not Alpha Capital Anstalt and/or anyone acting on its behalf, without taking abstentions into account.

Each shareholder and ADSs holder that attends the Shareholders’ Meeting in person shall, prior to exercising such shareholder’s or ADS’ voting rights at the Shareholders’ Meeting, advise the Company whether or not it is Alpha Capital Anstalt and/or anyone acting on its behalf. Each shareholder or ADS holder that delivers a signed proxy or voting instruction card to the Company (including through electronic means) must indicate on the proxy or voting instruction card whether or not it is Alpha Capital Anstalt and/or anyone acting on its behalf. Shareholders or ADSs holders who do not so indicate will not be eligible to vote their ordinary shares and/or ADSs as to Proposal No.2.

Except as specifically provided herein, the lack of a required majority for the adoption of any proposal presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law you may do so by delivery of appropriate notice to Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 3 Sapir Street, Weizmann Science Park, Ness-Ziona, Israel, not later than ten days before the Shareholders’ Meetings date (i.e., May 28, 2018).

Information on the Meetings of the Company’s Holders of Warrants

Each of the meetings of the Company’s holders of Series I Warrants and holders of Series K Warrants (the “Warrant Holders’ Meetings”) is being called to approve an arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the TASE pursuant to Section 350 of the Companies Law.

Each of the meetings of the Company’s holders of Series I Warrants and the holders of Series K Warrants is separate, and the provisions of this Proxy Statement concerning the Warrant Holders’ Meetings shall apply to each meeting separately.

Board Recommendation

The Company’s board of directors unanimously recommends that you vote “FOR” the proposal.

Who Can Vote

The holders of Series I Warrants and holders of Series K Warrants as of record at the close of business on May 28, 2018 (the “Warrants Holders’ Record Date”), are entitled to notice of and to vote at the Warrants Holders’ Meetings on Proposal No.1 only.

How You Can Vote

The holders of Series I and Series K Warrants may vote at the Warrant Holders' Meetings through the attached proxy, which also serves as their voting card, by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than four hours prior to the scheduled date of the Warrant Holders' Meetings. The holders of Series I and Series K Warrants who intend to vote their Warrants either in person or by proxy must deliver the Company, so that it is received by the Company no later than four hours prior to the scheduled date of the Warrant Holders' Meetings, an ownership certificate confirming their ownership of Series I and/or Series K Warrants on the Warrants Holders Record Date, which certificate must be approved by a recognized financial institution, and if such holders vote their Warrants by proxy they must also provide the Company with a copy of their identity card, passport or certification of incorporation, as applicable. Alternatively, the holders of Series I and Series K Warrants may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Warrant Holders' Meetings. You should receive instructions on electronic voting from the TASE member through which you hold your Warrants.

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Quorum

Two or more of the holders of each of Series I Warrants and Series K Warrants present, personally or by proxy, holding not less than 20% of each of Series I Warrants and Series K Warrants, respectively, shall constitute a quorum for the applicable Warrant Holders’ Meeting. If within half an hour from the time appointed for the applicable Warrant Holders’ Meeting a quorum is not present, the applicable Warrant Holders’ Meeting shall be adjourned to the same day next week following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Company’s board of directors in a notification to the holders of Series I Warrants and the Series K Warrants. If a quorum is not present at the adjourned applicable Warrant Holders’ Meeting within half an hour from the time appointed for such adjourned applicable Warrant Holders’ Meeting, any number of holders of Series I Warrants and the Series K Warrants present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the applicable Warrant Holders’ Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposal

The approval of Proposal No.1 requires the affirmative vote of at least a three fourths (75%) majority of the votes of holders of each of Series I and Series K Warrants, present and voting on the matter, provided that such a majority does not include (i) holders of Warrants who also hold ordinary shares or ADSs whose value in aggregate exceeds 70% of the value of the relevant series of Warrants held by such holder; and (ii) holders of Warrants who also hold other series of Warrants which is a party to the Arrangement (as defined below) whose value in aggregate exceeds 70% of the value of the relevant series of Warrants held by such holder (for example, at a meeting of holders of Series I Warrants, the majority vote will not include holders of Series I Warrants who also hold Series K Warrants whose value exceeds 70% of the value of the Series I Warrants held by the participating holder). For this purpose, the value of the ordinary shares, ADSs and Series I and Series K Warrants will be calculated as the product of (i) the number of ordinary shares, ADSs and Series I and Series K Warrants, as applicable, held by such holder on the Warrant Holder's Record Date; and (ii) the average closing price of the ordinary shares, ADSs, Series I and Series K Warrants, as applicable, during the 30 trading days preceding the date of this Proxy Statement (i.e. USD 6.07 per ADS; NIS 0.39607 per ordinary share; NIS 0.6 per Series I Warrant; and NIS 0.3313 per Series K Warrant).

Each holder of Warrants that attends the applicable Warrant Holders’ Meetings in person shall, prior to exercising such holder’s voting rights at the Meeting, advise the Company whether or not it holds ordinary shares, ADSs and/or other series of Warrants (Series I or Series K Warrants as applicable) as well as the number of such ordinary shares, ADSs and/or Warrants held by it. Each holder that delivers a signed proxy to the Company must indicate on the proxy whether or not it holds ordinary shares, ADSs and/or other series of Warrants (Series I or Series K Warrants as applicable) and the number of such ordinary shares, ADSs and/or other series of Warrants (Series I or Series K Warrants as applicable) held by it. Holders of Warrants who do not so indicate will not be eligible to vote their Warrants as to the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT

YOU VOTE FOR EACH OF THE PROPOSALS.

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PROPOSAL NO. 1

ARRANGEMENT AMONG THE COMPANY, ITS SHAREHOLDERS AND THE HOLDERS OF
SERIES I WARRANTS AND SERIES K WARRANTS

The Company’s ordinary shares are traded currently on the Tel Aviv Stock Exchange (the “TASE”) and on the Nasdaq Capital Market (the “Nasdaq”) (in the form of ordinary shares represented by ADSs). In addition, the Company has four different series of warrants traded solely on the TASE. The Company reports in Israel in accordance with Chapter E3 of the of the Israeli Securities Law of 1968 (the “Dual-Listing Rules”) which, as a general rule, allows the Company to report to the public in Israel in accordance with the Company’s reporting obligations under the U.S. securities laws.

The Dual-Listing Rules further allow an Israeli company whose shares are listed on both the TASE and the Nasdaq, such as the Company, to delist its ordinary shares from trading on the TASE while having them traded on Nasdaq only by a resolution of such company’s board of directors. Accordingly, the board of directors resolved on March 20, 2018, to delist all of the Company’s securities from trading on the TASE. Nevertheless, as the Company has four different series of warrants that are traded on the TASE in order to effectuate such resolution, the Company is required to enter into an arrangement to that effect between the Company, its shareholders and its holders of warrants pursuant to Section 350 of the Israeli Companies Law.

On April 16, 2018, following the approval of the board of directors, the Company petitioned the District Court of Lod, Israel (the “Court”) to approve the convening of the following meetings: (i) a shareholders’ meeting; (ii) a meeting of holders of Series I Warrants; and (iii) a meeting of holders of Series K Warrants, in order to approve an arrangement between the Company, its shareholders and such holder of Warrants in accordance with Section 350 of the Israeli Companies Law (the “Arrangement”). The holders of Series G Warrants and Series H Warrants are not part to the Arrangement as such warrants expire before the expected date of the delisting of the Company’s securities from the TASE. On April 26, 2018, such petition was approved by the Court.

The following is a short summary of the principal terms of the Arrangement:

●	The Company’s ordinary shares, Series I Warrants and Series K Warrants will be delisted from TASE 90 days following the date of approval of the Arrangement by the Court, while maintaining a continued listing of the Company’s ordinary shares as represented by ADSs on Nasdaq.

●	The exercise price of each three of the Series I Warrants and the Series K Warrants will be reduced from NIS 2.40 and NIS 1.80 per each Series I Warrant and Series K Warrant, respectively, to NIS 1.20 (with each three Warrants exercisable into one ordinary share).

The Company’s shareholders whose ordinary shares are traded on TASE may convert their ordinary shares into ADSs, as follows: (i) the shareholder shall approach such shareholders’ TASE member requesting the TASE member to convert the ordinary shares into ADSs; (ii) upon such request, the TASE member deposits the ordinary shares with Bank Hapoalim B.M. or Bank Leumi Le’Israel Ltd. which are custodian of BNY Mellon in Israel; (iii) following the receipt of approval of such deposit, BNY Mellon issues ADSs at a ratio of 1:50 (1 ADS per 50 ordinary shares); and (iv) BNY Mellon credits the account of the TASE member of such shareholder, via a DTC member, with the ADSs issued. Such process is expected to take place between 7 to 10 business days.

Any conversion of ordinary shares into ADSs during the 90-day period commencing on the Company’s notice of the delisting of its securities from TASE (which will be given following the Court’s approval of the Arrangement) and until the date of such delisting, shall not require the payment of any commission to BNY Mellon. Any conversion of ADSs following such period shall require the payment of a commission to BNY Mellon of US $5.00 per 100 ADSs issued (representing 5,000 ordinary shares). In addition, the holder of ADSs is required to pay an annual commission to BNY Mellon of US $0.02 for each ADS held by such shareholder as well as commissions required for specific events, such as the distribution of dividends, all subject to the terms of the Deposit Agreement, as such may be in effect from time to time.

If the Arrangement is approved by the Company’s shareholders as well as by the holders of Series I and Series K Warrants, by the requisite majority, the Company intends to petition the Court to order the effectuation of the Arrangement.

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The Company believes that approving the Arrangement is in the Company’s best interest for, among others, the following reasons: (i) the Company considers the delisting from the TASE to be the next step in the Company’s development as the Company becomes more US facing, (ii) the Company believes that the US capital markets are better equipped to value life science companies, and (iii) by having a single listing on Nasdaq, the Company believes that it will see increased trading volume over time and broader opportunities for accessing the US capital markets, which in turn are expected to bring greater value to the Company’s shareholders.

It is therefore proposed that the following resolution be adopted at each of the Meetings:

“RESOLVED, to approve the Arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants, as described in the accompanying proxy statement”.

The board of directors recommends a vote FOR approval of this resolution.

PROPOSAL NO. 2

ISSUANCE OF PRE-PAID WARRANT TO ALPHA CAPITAL ANSTALT

On September 6, 2017, the Company entered into a securities purchase agreement with Alpha Capital Anstalt (the “Alpha Purchase Agreement” and “Alpha”, respectively), pursuant to which it was agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue and sell to Alpha in a private placement, certain of the Company’s securities in three tranches, as follows: (i) at the first closing, ordinary shares and a debenture convertible into ordinary shares (the “Debenture”), for a purchase price of $2,000,000, (ii) at the second closing, ordinary shares and/or a Debenture for a purchase price of $2,000,000, and (iii) at the third closing, ordinary shares and/or a prepaid warrant, and a warrant to purchase 49,607,407 ordinary shares for a purchase price of $1,000,000. In addition, as part of the first and second closings under the Alpha Purchase Agreement, the Company issued, for no cash consideration, 3,458,408 ordinary shares on each of the first and second closings, or 6,916,816 ordinary shares in the aggregate, which was intended to constitute 2.5% of the Company’s outstanding ordinary shares as of the first closing, on each of the first and second closing date, respectively, or 5% in the aggregate (the “Additional Shares”).

Following the completion of the three closings, the Company issued to Alpha an aggregate of: (1) 7,280,000 ordinary shares; (2) a pre-paid warrant to purchase 984,884 ADSs representing approximately 49,244,224 ordinary shares1; and (3) a warrant to purchase 992,149 ADSs representing 49,607,407 ordinary shares.

Between the first and the second closings of the Alpha Purchase Agreement, on November 8, 2017 and on November 9, 2017, the Company entered into securities purchase agreements with Meitav Dash Provident Funds and Pension Ltd (“Meitav Dash”) and Ami Sagi, respectively. Pursuant to these securities purchase agreements (the “Meitav and Ami Purchase Agreements”), the Company issued and sold to Meitav Dash and Ami Sagi, in private placements, certain of the Company’s securities.

On January 18, 2018, the Company entered into additional security purchase agreements for the purchase and sale of an aggregate of 4,344,340 ordinary shares for an aggregate of $626,527 to the following three investors as follows: (i) Alpha entered into a security purchase agreement for the purchase and sale of 1,275,340 ordinary shares for $183,926; (ii) Ami Sagi entered into a security purchase agreement for the purchase and sale of 2,046,000 ordinary shares for $295,068; and (iii) Docor International BV entered into a security purchase agreement for the purchase and sale of 1,023,000 ordinary shares $147,533. Closing occurred on January 25, 2018.

For additional information see the Company’s Annual Report on Form 20-F for the year 2017 as filed with the Securities and Exchange Commission on March 20, 2018.

1 Upon the listing of the Company’s ADSs on Nasdaq, the Debentures issued in the first and second closings of the Alpha Purchase Agreement, were automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing approximately 39,322,742 ordinary shares. An additional pre-paid warrant to purchase 198,430 ADSs representing approximately 9,921,482 ordinary shares was issued following the completion of the third closing of the Alpha Purchase Agreement.

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Recently, Alpha claimed to the Company that the calculation of the number of Additional Shares should be based on 5% of the Company’s outstanding ordinary shares after factoring in the Meitav and Ami Purchase Agreements, and therefore it should be entitled to a greater number of Additional Shares. Accordingly, on March 20, 2018, the Company’s board of directors resolved, subject to shareholders’ approval, to issue to Alpha an additional 1,060,000 ordinary shares, the issuance of which it believes is in the Company’s best interests.

It is proposed that at the Shareholders’ Meeting the following resolution be adopted:

“RESOLVED, to issue a pre-paid warrant to purchase 21,200 ADSs representing 1,060,000 ordinary shares of the Company to Alpha Capital Anstalt”.

The board of directors recommends a vote FOR approval of this resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS, ADS AND WARRANT HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 3, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 3, 2018, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS, ADS AND WARRANT HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the Meetings, but, if any other matters are properly presented at the Meetings, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

David Tsur
Chairman of the board of directors

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